Certain information has been excluded from the Third Amendment on the following pages because (i) it is not material and (ii) would be competitively harmful if publicly disclosed.

Third Amendment

to

Master Services Agreement

For

The Caldwell & Orkin Funds, Inc. (the “Fund”)

This Third Amendment, dated January 1, 2020, amends and revises the Master Services Agreement dated October 24, 2016, (the “Agreement”) between the Fund, a Maryland corporation and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Agreement to revise the services provided by Ultimus as described below:

1.	Section 4.4. of the Agreement is deleted and replaced with the following:

The cost of obtaining secondary security market quotes;

2.	(a) Fund Accounting Fee Letter to the Agreement hereby is amended by renumbering existing paragraph 1.4 as paragraph 1.5.

(b) Fund Accounting Fee Letter to the Agreement hereby is amended by inserting the following paragraph 1.4 immediately after paragraph 1.3:

1.4 Price Quotes. The charges for primary securities/commodity price quotes are determined by Ultimus’ cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

Canadian and Domestic Equities	$
International Equity (Non-Fair Value)	$
International Equity (Fair Value)	$
Options	$
Futures (Listed)	$
Corporate Bonds, MBS Bonds, MBS ARMs, & Money Markets	$

Government/Agency	$
Floating Rate MTN	$
Municipal Bonds	$
High Yield Corporate Bonds & High Yield Municipal Bonds	$
International Bond	$
ABS & ABS Home Equity	$
CMO Non-Agency Whole Loan ARMs, CMOs, & CMO Other ARMs	$
CMBS	$
CDO & CLO	$
Leverage Loans/Bank loans [monthly]	$
Exchange Rates - Spot and Forwards	$

Other Securities/Complex, Hard-to-Value	Market
Manual Pricing Inputs/Advisor Provided	$ per month up to 10 manual inputs
Controlled Foreign Corporation (CFC)	$/month/CFC

Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

The parties duly executed this Amendment as of the date and year first above written.

	The Caldwell & Orkin Funds, Inc.		Ultimus Fund Solutions, LLC

By:	/s/ Derek Pilecki	By:	/s/ David K. James
Name:	Derek Pilecki	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer